No Act
P.E. 1/7/2013

13000733

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2013

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-12-2013

Re: Bank of America Corporation
Incoming letter dated January 7, 2013

Dear Mr. Mueller:

This is in response to your letters dated January 7, 2013 and February 21, 2013 concerning the shareholder proposal submitted to Bank of America by the AFSCME Employees Pension Plan. We also have received a letter from the proponent dated February 4, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Keenan
AFSCME Employees Pension Plan
jkeenan@afscme.org

March 12, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Bank of America Corporation
Incoming letter dated January 7, 2013

The proposal requests that the board appoint a committee to explore extraordinary transactions that could enhance stockholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more of the company's businesses. The proposal defines an "extraordinary transaction" as "a transaction for which stockholder approval is required under applicable law or stock exchange listing standard."

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that, in applying this particular proposal to Bank of America, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Bank of America relies.

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

February 21, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Bank of America Corporation*
Supplemental Letter Regarding the Stockholder Proposal of AFSCME Employees Pension Plan
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On January 7, 2013 we submitted a letter (the "No-Action Request") on behalf of our client, Bank of America Corporation (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission ("the Commission") that the Company intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Stockholders (collectively, the "2013 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from the AFSCME Employees Pension Plan (the "Proponent") regarding the creation of a Stockholder Value Committee to explore extraordinary transactions, including transactions "resulting in the separation of one or more of [the Company's] businesses."

The No-Action Request indicated our belief that the Proposal could be excluded from the 2013 Proxy Materials pursuant to Rules 14a-8(i)(7) and 14a-8(i)(3). Specifically, the Proposal may be excluded under:

- Rule 14a-8(i)(7) because the Proposal is not limited to matters involving significant policy issues but instead relates, at least in part, to non-extraordinary transactions, as that term has been interpreted by the Staff;
- Rule 14a-8(i)(3) because its use of the term "extraordinary transactions" suggests alternative and inconsistent actions; and

- Rule 14a-8(i)(3) because it relies on an external set of guidelines in defining a material term but fails to sufficiently describe the substantive provisions of those guidelines.

On February 4, 2013 the Proponent submitted a letter to the Staff responding to the No-Action Request (the "Response Letter"). In the Response Letter, the Proponent asserts that the Proposal focuses solely on extraordinary transactions which transcend ordinary business. The Response Letter further states that "neither the resolved clause nor the supporting statement [of the Proposal] urges Bank of America to undertake a particular kind of extraordinary transaction or restricts the types of extraordinary transactions the Stockholder Value Committee might consider."

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Related To The Company's Ordinary Business Operations.

The Proposal requests the formation of a "Stockholder Value Committee" of the Board "to explore extraordinary transactions that could enhance stockholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more of BAC's businesses." The resolved clause states, "An 'extraordinary transaction' is a transaction for which stockholder approval is required under applicable law or stock exchange listing standard."

We are not aware of the Staff ever determining that a transaction is an extraordinary transaction for purposes of Rule 14a-8(i)(7) solely on the basis that the transaction requires stockholder approval. In Release No. 34-12999 (Nov. 22, 1976), the Commission explicitly determined not to amend Rule 14a-8(i)(7) to adopt that type of bright line test. At that time, in determining whether to evaluate the significance of a business matter under Rule 14a-8(i)(7) based on whether board approval of an action was required, it was noted that the applicability of the standard would vary based on applicable law and a corporation's governing documents and delegation practices, and "there would, therefore, be no consistency in applying such a standard." *Id.*

The Response Letter's discussion of the Stockholder Value Committee exploring "the possibility of acquiring . . . another company" demonstrates that a stockholder approval standard does not limit the scope of the Proposal to significant matters for purposes of Rule 14a-8(i)(7). As stated in the No-Action Request, at footnote 7, and expressly confirmed on page 3 of the Response Letter, one type of transaction that would require stockholder approval under New York Stock Exchange listing standards, and thus would fall within the scope of the Proposal's definition of an "extraordinary transaction," would be a small acquisition involving the issuance of as little as five percent of the Company's outstanding stock but not involving a change of control of the Company. Given the breadth of transactions that the Response Letter states would be within the scope of the Stockholder Value Committee's mandate, even a transaction that requires stockholder approval under NYSE listing standards solely because it requires an amendment to an equity compensation plan would be encompassed by the Proposal. Accordingly, we continue to be of the view that, based on the precedent cited in the No-Action Request, the Proposal properly may be excluded under Rule 14a-8(i)(7) because it is not limited to matters involving significant policy issues but instead relates, at least in part, to non-extraordinary transactions, as that term has been interpreted by the Staff. *Telular Corp.* (avail. Dec. 5, 2003) (Staff concurred in the proposal's exclusion, noting that the proposal "appears to relate in part to non-extraordinary transactions.").

In addition, as discussed below, the thrust and focus of the Proposal and its supporting statements are directed at ordinary business transactions. The Staff previously has concurred that even though a proposal may reference a significant policy issue, when the thrust and focus of the proposal, as demonstrated by its supporting statements, is an ordinary business matter, the proposal properly may be excluded under Rule 14a-8(i)(7). *General Electric Co.* (avail. Jan. 10, 2005) (concurring in exclusion under Rule 14a-8(i)(7) and noting that "although the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of the nature, presentation and content of programming and film production").

II. The Proposal Is Excludable Under Rule 14a-8(i)(3) Because Its Use Of The Term "Extraordinary Transactions" Suggests Alternative And Inconsistent Actions.

The Response Letter reinforces our view that the Proposal properly may be excluded because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B").

The Response Letter argues that the Proposal is comparable to the proposal considered in *Hampden Bancorp, Inc.* (avail. Sept. 5, 2012), which asked that company's board to "explore avenues to enhance shareholder value through an extraordinary transaction (defined here as a transaction not in the ordinary course of business operations) including but not limited to selling or merging Hampden Bancorp with another institution." Consistent with the focus of the resolution, the supporting statement in *Hampden Bancorp* addressed only a single type of transaction, stating that "the only viable alternative for maximizing shareholder value is to merge or sell the institution."

In contrast, the Proposal never mentions a sale of the Company or substantially all of its assets. The only type of transaction specifically addressed in the Proposal is a spin-off or similar "separation of one or more of [the Company's] businesses." Similarly, the statements in support of the Proposal never address a sale of the Company or substantially all of its assets, and instead address only downsizing transactions, disposing of "wonderful assets" that are "languishing" inside large banks, shrinking the Company and reducing organizational complexity. These transactions are inconsistent with the types of transactions encompassed by the term "extraordinary transaction" as defined in the Proposal. As a result, in sharp contrast to *Hampden Bancorp*, stockholders would not be able to tell what type of transactions the Proposal is addressing.

The Response Letter argues that the reference to a spin-off or other divestiture of one or more businesses is not inconsistent with the definition of "extraordinary transaction," citing two Delaware cases. The Response Letter cites *Katz v. Bregman*, 431 A.2d 1274 (Del. Ch. 1981), stating "[i]n one case, a Delaware court held that stockholder approval was required for a sale of assets constituting 51% of the corporation's assets, 44.9% of its revenues and 52.4% of its operating income." However, if one examines the court's decision in *Katz*, it is clear that the decision was based on other factors relevant to that transaction. The court in *Katz* cited *Gimbel v. Signal Cos., Inc.*, 316 A.2d 599 (Del. Ch. 1974), the other case also cited in the Response Letter, as setting forth the following standard on when a disposition of a business requires stockholder approval under Delaware law:

> If the sale is of assets quantitatively vital to the operation of the corporation and is out of the ordinary and substantially affects the existence and purpose of the corporation then it is beyond the power of the Board of Directors.

Applying this standard, the court in *Katz* concluded that the proposed sale of a company's Canadian business required stockholder approval under Delaware law. However, the court based that decision on many factors other than the percentage of assets, revenue and operating income tests referred to in the Response Letter. In particular, the court noted that the sale of the Canadian business followed a series of other substantial asset sales and involved the company's only remaining income-producing facility. *See Katz*, 431 A.2d at 1275. The court further explained that the particular business being sold constituted the company's "entire business operation in Canada and . . . allegedly constituted [the company's] only income producing facility during the past four years." *Id.* The court outlined the extent to which the company was economically dependent on the business being sold:

> [W]hile [the Canadian business] made a profit in 1978 of $2,900,000, the profit from the United States businesses in that year was only $770,000. In 1979, the Canadian business profit was $3,500,000 while the loss of the United States businesses was $344,000. Furthermore, in 1980, while the Canadian business profit was $5,300,000, the corporate loss in the United States was $4,500,000. And while these figures may be somewhat distorted by the allocation of overhead expenses and taxes, they are significant.

Id. at 1275-76. Finally, the court noted that the purpose of the sale of the business in *Katz* was "to embark on the manufacture of plastic drums [which] represents a radical departure from [the company's] historically successful line of business." *Id.* at 1276. Accordingly, the transaction in *Katz* was a transformative event for the company, notwithstanding the amount of assets involved,[1] and was markedly different from the type of transactions described in the Proposal and its supporting statements.

As the No-Action Request discussed, the Staff consistently has concurred that proposals are excludable under Rule 14a-8(i)(3) when vague and inconsistent language in the proposal references alternative standards, such that neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. As demonstrated above, the transactions described in the Proposal and its supporting statement are inconsistent with the types of transactions covered by the defined term "extraordinary transaction" that is referenced in the Proposal. Thus, we continue to view the Proposal as properly excludable under Rule 14a-8(i)(3).

III. The Proposal Is Excludable Under Rule 14a-8(i)(3) Because It Relies On An External Set Of Guidelines But Fails To Sufficiently Describe The Substantive Provisions Of The Guidelines.

The Response Letter states that, "[g]iven the various potential transactional forms, it is unrealistic to expect that all transactions in which stockholder approval might be required must or could be described within a 500-word stockholder proposal." The fact that the Proponent has selected a standard that is difficult to describe does not relieve it of its obligation to present a proposal that stockholders can understand. Nor does it relieve the Proponent from providing *any* description of a term that is critical to an understanding of what the Stockholder Value Committee is requested to explore.[2] The Proponent instead, as discussed above, used its 500

---

[1] With respect to the asset percentage test on which the Proponent relies (referencing the 51% figure in *Katz*), it is also worth noting that the Court of Chancery has identified *Katz* as "deviat[ing] from the statutory ['substantially all'] language in a marked way," *Hollinger Inc. v. Hollinger Int'l, Inc.*, 858 A.2d 342, 378 (Del. Ch. 2004), and as "[the] only [Delaware] case finding assets worth less than 60% of a company's value to be 'substantially all' the company's assets," *id.* at 385 n.77. In *Hollinger*, the Delaware Court of Chancery emphasized that the phrase "substantially all" does not mean "approximately half." *Id.* at 386.

[2] We are not arguing, as suggested in the Response Letter, that the Proposal must identify *how* the stockholder approval standard would apply to every possible type of transaction, but only that the Proposal or supporting statement must describe the applicable standard, since stockholders cannot be presumed to know the type of transactions that require stockholder approval under applicable law or stock exchange listing standards. On pages 8 and 9 of the No-Action Request, we provide in less than 400 words a detailed description of the types of transactions that require stockholder approval under Delaware law and NYSE listing standards.

words to discuss a number of transactions and concerns that are *not* encompassed by the stockholder approval standard set forth in the Proposal. Moreover, the precedents cited by the Proponent demonstrate that, when a proposal is properly confined to transactions that raise a significant policy issue, many stockholders have had no difficulty in properly describing those transactions in less than 500 words. It is not unrealistic to expect the same of the Proponent.

Finally, the precedents cited in the No-Action Request demonstrate that the need to define or describe key terms in a stockholder proposal applies even when the standard may be complex. *See AT&T Inc.* (avail. Feb. 16, 2010, *recon. denied* Mar. 2, 2010) (Staff concurred in the exclusion of a proposal that sought a report disclosing, among other items, "[p]ayments . . . used for grassroots lobbying communications as defined in 26 CFR § 56.4911-2"); *Kohl's Corp.* (avail. Mar. 13, 2001) (concurring with the exclusion of a proposal requesting implementation of the "SA8000 Social Accountability Standards" from the Council of Economic Priorities). As with the *Dell Inc.* (avail. Mar. 30, 2012) precedent cited in the No-Action Request, the types of transactions that require stockholder approval under applicable law and listing standards are a central aspect of the Proposal and many stockholders "may not be familiar with the requirements and would not be able to determine the requirements based on the language of the proposal." Accordingly, we continue to be of the view that the Proposal properly may be excluded under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis and the Company's No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Jennifer E. Bennett, the Company's Associate General Counsel and Assistant Corporate Secretary, at (980) 388-5022.

Sincerely,

Ronald O. Mueller

Enclosures

cc: Jennifer E. Bennett, Bank of America Corporation
Charles Jurgonis, AFSCME Employees Pension Plan

We Make America Happen

EMPLOYEES PENSION PLAN

February 4, 2013

VIA EMAIL (shareholderproposals@sec.gov)
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Stockholder proposal of AFSCME Employees Pension Plan; request by Bank of America Corp. for no-action determination

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the AFSCME Employees Pension Plan (the "Plan") submitted to Bank of America Corp. ("Bank of America" or the "Company") a stockholder proposal (the "Proposal") asking Bank of America's board to appoint a committee (the "Stockholder Value Committee") to explore extraordinary transactions that could enhance stockholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more of Bank of America's businesses, and to report on the analysis to stockholders no later than 120 days after the 2013 annual meeting of stockholders.

In a letter dated January 7, 2013 (the "No-Action Request"), Bank of America stated that it intends to omit the Proposal from its proxy materials being prepared for the 2013 annual meeting. Bank of America claims that it may exclude the Proposal pursuant to Rule 14a-8(i)(7), as relating to Bank of America's ordinary business operations; and Rule 14a-8(i)(3), on the ground that the Proposal is materially false or misleading.

As discussed more fully below, Bank of America has not met its burden of establishing its entitlement to rely on either of those exclusions. Accordingly, we respectfully ask the Division to decline to grant the relief requested by the Company.

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

The Proposal

The Proposal states:

"Resolved, that stockholders of Bank of America Corp. ("BAC") urge that:

1. The Board of Directors should promptly appoint a committee (the "Stockholder Value Committee") composed exclusively of independent directors to explore extraordinary transactions that could enhance stockholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more of BAC's businesses.
2. The Stockholder Value Committee should publicly report on its findings to stockholders no later than 120 days after the 2013 Annual Meeting of Stockholders.
3. In carrying out its evaluation, the Stockholder Value Committee should avail itself of such independent legal, investment banking and such other third party advisers as the Stockholder Value Committee determines is necessary or appropriate in its sole discretion.

An 'extraordinary transaction' is a transaction for which stockholder approval is required under applicable law or stock exchange listing standard."

The Proposal Does Not Deal With Bank of America's Ordinary Business Operations Because it Focuses Solely on Extraordinary Transactions, Which Transcend Ordinary Business

Bank of America argues that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7), which allows omission of a proposal if it "deals with a matter relating to the company's ordinary business operations." Bank of America offers several arguments in support of its claim that the Proposal deals with ordinary business, none of which has merit.

First, Bank of America urges that the Proposal relates to non-extraordinary transactions and that the Staff has consistently viewed such non-extraordinary transactions as supporting exclusion. This argument ignores the plain language of the Proposal. The resolved clause unambiguously asks that a board Stockholder Value Committee "explore extraordinary transactions that could enhance stockholder value, including but not limited to an extraordinary transaction resulting in the separation of one of more of BAC's businesses." (emphasis added) The resolved clause defines an "extraordinary transaction" as one requiring stockholder approval.

Despite the Proposal's clear language, Bank of America claims that the Proposal relates to non-extraordinary transactions because it includes within the scope of the

Stockholder Value Committee's review a type of transaction – an "extraordinary transaction resulting in the separation of one or more of BAC's businesses" – that would never qualify as an extraordinary transaction because such a transaction would not require stockholder approval. This overstates applicable law. Although it is true that small divestitures and spin-offs do not generally require stockholder approval, a merger or sale of all or substantially all of a company's assets does require stockholder approval under Delaware law.

Delaware courts have used a multi-factor analysis, incorporating both quantitative and qualitative considerations, in determining whether an asset sale requires shareholder approval. (See Gimbel v. Signal Cos., 316 A.2d 599 (Del. Ch.), aff'd, 316 A.2d 619 (1974)) In one case, a Delaware court held that stockholder approval was required for a sale of assets constituting 51% of the corporation's assets, 44.9% of its revenues and 52.4% of its operating income. (Katz v. Bregman, 431 A.2d 1274 (Del. Ch.), appeal refused sub nom, Plant Indus. v. Katz, 435 A.2d 1044 (Del. 1981)) The Proposal clearly contemplates that only divestitures that rise to an extraordinary level would be within the purview of the Stockholder Value Committee's analysis, and, for that reason, the Proposal is limited to extraordinary transactions.

In a related argument, Bank of America contends that the only types of transactions consistent with the Proposal's supporting statement would be divestments, simplifying the Company's business, and downsizing. (No-Action Request, at 6) Though the supporting statement suggests that larger size may contribute to greater risk and make management more challenging, neither the resolved clause nor the supporting statement urges Bank of America to undertake a particular kind of extraordinary transaction or restricts the types of extraordinary transactions the Stockholder Value Committee might consider. The Plan believes that Bank of America's board is in the best position to evaluate possible extraordinary transactions and report to stockholders on that analysis, and the Proposal reflects that openness. Depending on the circumstances, the Stockholder Value Committee might consider, for example, the possibility of acquiring or merging with another company with high-quality operations management or systems, which could then be used to reduce risk and streamline operations. Depending on the structure of and consideration paid for such a transaction, stockholder approval could be required, qualifying the deal as an extraordinary transaction.

Bank of America relies on language in the Proposal referring to enhancing "stockholder value" to draw a parallel to proposals involving maximization of shareholder value that were allowed to be omitted. But the excludable "maximize stockholder value" proposals in the determinations cited by Bank of America are easily distinguished from the Proposal because they explicitly or implicitly encompassed non-extraordinary transactions. One proposal, submitted at Central Federal Corp. (Mar. 8, 2010), asked the board to explore strategic alternatives to maximize value, including one or more extraordinary transactions such as a sale or merger; the Staff concluded that the language of those proposals was sufficiently broad to bring in non-extraordinary transactions. Another proposal, at Telular Corp. (Dec. 5, 2003), explicitly included non-extraordinary transactions within the board committee's mandate.

Where a proposal does limit its focus strictly to extraordinary transactions, however, exclusion is inappropriate. That principle is reflected in the recent Staff determination in Hampden Bancorp, Inc. (Sept. 5, 2012). The proposal submitted to Hampden Bancorp asked that the board "explore avenues to enhance shareholder value through an extraordinary transaction (defined here as a transaction not in the ordinary course of business operations) including but not limited to selling or merging Hampden Bancorp with another institution." Hampden Bancorp argued, among other things, that the proposal implicated the company's ordinary business operations due to its discussion of shareholder value maximization. The proponent countered that the plain language of the resolved clause limited the proposal's coverage to extraordinary transactions. The Staff declined to grant relief.

In sum, the Proposal does not deal with Bank of America's ordinary business operations. Its scope is explicitly limited solely to extraordinary transactions, a subject the Staff has consistently found to transcend ordinary business. The focus on extraordinary transactions requiring stockholder approval means that, by definition, the Proposal does not address day-to-day management matters or complex subjects unsuited for stockholder consideration. Accordingly, the Plan respectfully urges that exclusion of the Proposal in reliance on the ordinary business exclusion is inappropriate.

The Proposal's Clear Focus on Extraordinary Transactions Means That Both Stockholders and Bank of America Can Tell What the Proposal Seeks to Do

Bank of America claims that the Proposal is excessively vague and thus excludable pursuant to Rule 14a-8(i)(3) as materially false or misleading. Specifically, Bank of America urges that a purported conflict between the supporting statement and the resolved clause renders the Proposal misleading and thus excludable, based on the false premise that the supporting statement focuses exclusively on asset divestitures and downsizing. As discussed above, the supporting statement and the resolved clause are consistent in that they both refrain from promoting any particular extraordinary transaction. Therefore, there is no conflict between the Proposal's supporting statement and its resolved clause and no basis for exclusion pursuant to Rule 14a-8(i)(3).

Bank of America also contends that the Proposal defines a key term—extraordinary transaction—by reference to an outside standard without explaining that standard. Given the various potential transactional forms, it is unrealistic to expect that all transactions in which stockholder approval might be required must or could be described within a 500-word stockholder proposal. The absence of a bright-line standard under Delaware law for when stockholders must approve a sale of all or substantially all of a corporation's assets would compound the difficulty of that task. Stockholders voting on the Proposal would understand that the Proposal asks Bank of America to analyze and report on larger transactions the Company might undertake—not run-of-the-mill small asset divestitures—with a view toward maximization of stockholder value.

* * * *

Bank of America has not met its burden of establishing its entitlement to exclude the Proposal in reliance on either of the bases it cites in the No-Action Request. Accordingly, we respectfully ask that the Company's request for relief be denied.

We appreciate the opportunity to be of assistance in this matter. If you have any questions or need additional information, please do not hesitate to contact me.

Very truly yours,

Charles Jurgonis
Plan Secretary

cc: Ronald O. Mueller
Gibson, Dunn & Crutcher
RMueller@gibsondunn.com
shareholderproposals@gibsondunn.com

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

Client: 04081-00144

January 7, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Bank of America Corporation*
Stockholder Proposal of AFSCME Employees Pension Plan
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Bank of America Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Stockholders (collectively, the "2013 Proxy Materials") a stockholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from the AFSCME Employees Pension Plan (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Resolved, that stockholders of Bank of America Corporation ("BAC") urge that:
>
> 1. The Board of Directors should promptly appoint a committee (the "Stockholder Value Committee") composed exclusively of independent directors to explore extraordinary transactions that could enhance stockholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more of BAC's businesses.
>
> 2. The Stockholder Value Committee should publicly report its findings to the stockholders no later than 120 days after the 2013 Annual Meeting of Stockholders.
>
> 3. In carrying out its evaluation, the Stockholder Value Committee should avail itself of such independent legal, investment banking and such other third party advisers as the Stockholder Value Committee determines is necessary or appropriate in its sole discretion.
>
> An "extraordinary transaction" is a transaction for which stockholder approval is required under applicable law or stock exchange listing standard.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2013 Proxy Materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations; and

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

BACKGROUND

The Proposal urges the Company's Board to appoint a "Stockholder Value Committee" to explore transactions "that could enhance stockholder value," including through divestments involving "the separation of one or more of [the Company's] businesses." The Proponent's Supporting Statement asserts that the goal of the Proposal is to "reduce risk, simplify the business and maximize the value generated by the [C]ompany's assets."

The Company's Board is committed to enhancing stockholder value and has actively pursued a strategy to implement the goals that the Proposal would attempt to encourage. Since January 2010, under the Board's oversight, the Company's management has pursued a strategy to simplify the Company's business, reduce risk and enhance the productivity and value of the Company's assets and operations by aligning the Company's core operations along two customer-focused lines of business – institutional customers and individual customers – and by divesting non-core business units and assets that do not support its strategy. The achievements under this program to date include the following:

Simpler, Streamlined Company. Since the beginning of 2010, the Company has completed more than 20 non-core asset sales as part of an overall strategy to streamline the Company and focus on serving its core customer groups. These actions have generated more than $60 billion in liquidity and reduced risk-weighted assets by more than $60 billion. As a result, the Company is leaner, simpler to manage and less risky than before the financial crisis.

Reduced Risk. During the last three years, the Company has significantly improved its risk management culture, as evidenced by substantial improvements in consumer and commercial credit quality and decreases in market and counterparty credit risk. From the end of 2009 to the end of the third quarter of 2012, risk-weighted assets were down $368 billion, or 23 percent, net charge-offs were down $5 billion, or 55 percent, and the company's provision for credit losses was down $13.8 billion, or 89 percent.

Dramatic Improvements in Capital and Liquidity. The Company has significantly improved its balance sheet by increasing capital and liquidity to record levels and reducing long-term debt. From the end of 2009 to the end of the third quarter of 2012, the Company has nearly doubled the amount of Tier 1 common equity available to absorb potential losses and increased its Tier 1 common capital ratio to a record 11.41 percent. At the same time, Global Excess Liquidity Sources have increased 74 percent and long-term debt has been reduced by 35 percent. The result is a stronger Company, better positioned to deal with economic uncertainty.

These efforts have included among other actions, the following specific transactions:

- On February 4, 2011, the Company announced that it was exiting the reverse mortgage origination business and moving the unit's operational resources into other critical areas serving customers.

- On June 1, 2011, the Company announced that it has completed the sale of the lender-placed and voluntary property and casualty insurance assets and liabilities of Balboa Insurance Company and affiliated entities to QBE Insurance Group.

- On August 15, 2011, the Company announced that it had agreed to sell its credit card business in Canada to TD Bank Group and that it plans to exit its credit card businesses in the U.K. and Ireland.

- On September 6, 2011, the Company announced a reorganization of management that aligns the Company's operating units with its core customer groups.

- On August 13, 2012, the Company announced that it had agreed to sell its international wealth management businesses based outside of the U.S. to Julius Baer Group.

- On January 7, 2013, the Company announced that it had signed definitive agreements to sell the servicing rights on approximately 2 million residential mortgage loans serviced for Fannie Mae, Freddie Mac, Ginnie Mae, and private label securitizations, including approximately 232,000 loans classified as 60+ day delinquent first mortgage loans.

As evident by the foregoing background discussion, including transactions and divestments described above, none of which have required stockholder approval under Delaware law or applicable rules of the NYSE, the Proposal is unnecessary as the Company and the Board are already pursuing the strategy described in the Proposal.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Related To The Company's Ordinary Business Operations.

The Proposal may be omitted pursuant to Rule 14a-8(i)(7) because, as described above, the types of transactions addressed in the Proposal relate to the Company's ordinary business operations. Rule 14a-8(i)(7) permits a company to omit from its proxy materials a stockholder proposal that relates to the company's "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two "central considerations" that underlie this policy. As relevant here, one of these considerations is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

The Proposal, if adopted, would require that the Company appoint a Stockholder Value Committee of independent directors to explore "transactions [referred to in the Proposal as "extraordinary transactions"] that could enhance stockholder value, including . . . the separation of one or more of [the Company's] businesses." The Staff has previously determined that proposals calling for a company generally to seek to enhance stockholder value or requesting that a company explore the divestment or spin-off of one or more businesses fall within a company's ordinary course of business. For example, in *Telular Corp.* (avail. Dec. 5, 2003), a stockholder proposal requested the appointment of a committee of independent directors "to explore strategic alternatives for maximizing shareholder value for [the company's stockholders], including, but not limited to, a sale, merger, spinn-off [*sic*], split-off or divestiture of the [c]ompany or a division thereof." The Staff concurred in the proposal's exclusion, noting that the proposal "appears to relate in part to non-extraordinary transactions." Similarly, in *Central Federal Corp.* (avail. Mar. 8, 2010), a stockholder proposal requested the appointment of a committee of independent directors "with authority to explore strategic alternatives for maximizing shareholder value, including the sale or merger" of the company. While the proposal referred to the sale or merger of the company, the proposal was not limited to those transactions and instead encompassed "any number of actions short of an extraordinary corporate transaction." The Staff concurred that the proposal could be excluded under Rule 14a-8(i)(7), noting that the proposal "appears to relate to both extraordinary transactions and non-extraordinary transactions."[1]

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[1] *See also Fifth Third Bancorp* (avail. Jan. 17, 2007) (proposal requesting the board to engage the services of an investment banking firm to propose and evaluate strategic alternatives that could enhance stockholder value, including a merger or sale of the company); *Bristol-Myers Squibb Company* (avail. Feb. 22, 2006) (proposal urging the board to retain an investment bank to explore strategic alternatives to enhance the value of the company, including a possible sale, merger, or other transaction for any or all assets of the company and report to stockholders on a course of action to maximize

The Proposal is substantially similar to the proposal in *Telular* because it calls for the appointment of a committee "to explore extraordinary transactions that could enhance stockholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more of [the Company's] businesses." As demonstrated by *Telular*, the responsibility of the Committee called for by the Proposal is not limited to extraordinary transactions because a "transaction resulting in the separation of one or more of [the Company's] businesses" is an ordinary business matter similar to a "spinn-off [*sic*], split-off or divestiture of the [c]ompany or a division thereof." Moreover, just as the reference to a "sale or merger" in *Central Federal Corp.* did not remove that proposal from the scope of the ordinary business exclusion under Rule 14a-8(i)(7), the fact that the Proposal defines "extraordinary transaction" in a way that includes a merger or acquisition that would require stockholder approval under Delaware law[2] does not prevent the Proposal from being excludable under Rule 14a-8(i)(7), since the transactions expressly referenced in paragraph 1 of the Proposal and in the Supporting Statement include transactions such as divestments, simplifying the Company's business and downsizing that fall within the scope of the Company's ordinary business.[3]

That the Proposal encompasses ordinary business transactions is also evident from the overall focus of the Proposal, including its Supporting Statement. In addition to the Proposal's reference to transactions "resulting in the separation of one or more of [the Company's] businesses," the Supporting Statement also urges various "strategic alternatives" to address the Company's "size and complexity." Specifically, it cites views suggesting that the Company should undergo a "restructuring" in order "to shrink," "be downsized," and reduce "organizational complexity." However, the discussion does not, at any point in either the Proposal or the Supporting Statement, advocate a "strategic alternative" involving a merger with another company. In fact, by expressing concern with the Company's "size and complexity" and criticizing the Company's growth through acquisitions that the Supporting

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stockholder value); *NACCO Industries, Inc.* (avail. Mar. 29, 2000) (proposal related to retaining an investment bank to explore alternatives to enhance company value including a sale, merger, or other transaction).

[2] As discussed in Part II of this letter, the Proposal also defines "extraordinary transaction" to include stock issuance transactions that Staff precedent have not found to raise significant policy issues.

[3] This is in contrast to proposals addressing *only* the sale or merger of the company, which the Staff has not found to be excludable. *See, e.g., First Franklin Corp.* (avail. Feb. 22, 2006) (finding that a proposal to engage the services of an investment banking firm to take all necessary steps to actively seek a sale or merger was not properly excludable); *Allegheny Valley Bancorp, Inc.* (avail. Jan. 3, 2001) (declining to approve exclusion of proposal to retain investment bank in order to solicit offers for the company's stock or assets).

Statement characterizes as "disastrous," the Proposal and Supporting Statement make clear that mergers and acquisitions are *not* the type of transaction that is intended to be explored by the "Stockholder Value Committee." Similarly, while the Proposal addresses transactions "resulting in the separation of one or more of [the Company's] businesses," it does not at any point advocate the sale of all or substantially all of the Company's assets.

It is precisely the role of the Board of Directors of the Company to take steps to maximize stockholder value. As discussed above in the "Background" section, the Board continually oversees the Company's strategic activities for the benefit of the stockholders, including transactions involving the separation of one or more of the Company's businesses, as well as the streamlining and restructuring of various parts of the Company. As such, these "strategic alternatives" are a central part of the Company's ordinary business operations. Thus, despite the Proposal's use of the term "extraordinary transaction," the clear, overall focus of the Proposal and Supporting Statement is on non-extraordinary transactions. The Proposal may therefore be excluded under Rule 14a-8(i)(7). *Cf. Walt Disney Co.* (avail. Dec. 15, 2004) (concurring in the exclusion of a proposal because "although the proposal mentions executive compensation [a significant policy issue], the thrust and focus of the proposal is on the ordinary business matter of the nature, presentation and content of programming and film production").

The Staff has consistently granted no-action relief pursuant to Rule 14a-8(i)(7) where a stockholder proposal relates to transactions that constitute part of the company's ordinary business operations even when the proposal addresses both ordinary and extraordinary courses of action. Accordingly, because the Proposal specifically addresses transactions that fall within the Company's ordinary business, the Proposal is excludable in its entirety under Rule 14a-8(i)(7).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that a stockholder proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B").[4]

[4] *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend

A. *The Proposal Is Excludable Because Its Use Of The Term "Extraordinary Transactions" Suggests Alternative And Inconsistent Actions.*

The Proposal is excludable under Rule 14a-8(i)(3) because its ambiguous and inconsistent language provides for alternative interpretations but fails to provide any guidance as to how the ambiguities should be resolved. Specifically, the Proposal requests the appointment of a Board "Stockholder Value Committee" to explore "extraordinary transactions" and includes a definition of "extraordinary transaction," but the Proposal and Supporting Statement use the term "extraordinary transaction" to refer to transactions that are different from, and inconsistent with, the types of transactions encompassed by the definition of "extraordinary transaction" referenced in the Proposal.

The Proposal defines an "extraordinary transaction" as "a transaction for which stockholder approval is required under applicable law or stock exchange listing standard." The Company is a Delaware corporation, and under the Delaware General Corporation Law ("DGCL"), stockholder approval for corporate transactions is required only with respect to:

- a merger or consolidation involving the corporation and in which the corporation is not the surviving entity,[5] or
- the sale or other disposition of all or substantially all of the assets of a corporation.[6]

Under the rules of the New York Stock Exchange ("NYSE"), which is the stock exchange on which the Company's common stock is listed, stockholder approval is required only for

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precisely what the proposal would entail."); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its stockholders "would not know with any certainty what they are voting either for or against"); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991) (concurring with exclusion under Rule 14a-8(i)(3) where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal").

[5] DGCL Section 251. Under Section 251(f), approval of a corporation's stockholders is not required if (i) the corporation is the surviving entity, (ii) the corporation's outstanding shares are not changed as a result of the transaction, and (iii) either no shares are issued in the transaction or the securities issued do not represent more than twenty percent of the shares outstanding before the transaction.

[6] DGCL Section 271.

certain transactions that result in the issuance of common stock.[7] Thus, the standards referenced in the Proposal's definition of "extraordinary transaction" encompass mergers, the disposition of all or substantially all of the Company's assets, and certain issuances of securities.

In contrast to the types of transactions encompassed under the Delaware and NYSE standards referenced in the Proposal, the Proposal expressly states that "extraordinary transactions" include a transaction "resulting in the separation of one or more of [the Company's] businesses." The Supporting Statement further elaborates on the types of transactions that the Proponent wishes the Board committee to evaluate, stating that the Proponent wants the Board "to consider strategic alternatives" that would be designed "[t]o reduce risk, simplify the business and maximize the value generated by the company's assets." The Supporting Statement further cites assertions that "wonderful assets" are languishing inside banks and calls for "restructuring" large banks and for the Company to "be downsized" or "shrink" to reduce its "organizational complexity."

The type of transaction specifically referenced in the Proposal – the separation of one or more of [the Company's] businesses" (*i.e.*, a divestment or spin-off) – is very different from the type of transactions encompassed by the Delaware and NYSE standards referenced in the Proposal. The sale or disposition of one or more businesses would not involve a merger or change of control, would not constitute all or substantially all of the Company's assets, and would not require the issuance of Company securities. Likewise, the transactions described in the Supporting Statement would not require stockholder approval under Delaware law and

[7] NYSE Listed Company Manual Section 312.03. Specifically, stockholder approval is required only to:

- issue common stock, or securities convertible into common stock, to related parties if the securities exceed (or can be converted into securities that exceed) one percent of the Company's outstanding stock, or in some cases only if the securities exceed (or can be converted into securities that exceed) five percent of the Company's outstanding stock;
- issue common stock, or securities convertible into common stock, in any transaction if the number or voting power of the securities equal or exceed (or can be converted into securities that equal or exceed) twenty percent of that outstanding before the issuance of such stock or securities; or
- issue securities that would result in a change of control of the Company.

In addition to the three categories listed above, Section 312.03, which is entitled "Shareholder Approval," also cross-references the requirement in Section 303A.08 to obtain stockholder approval for equity compensation plans. We do not believe these matters involve a "transaction."

NYSE rules. In fact, as discussed in the "Background" section above, under the Board's oversight, the Company's management has explored and implemented numerous transactions involving the disposition of "one or more" of the Company's businesses, as well as restructuring the Company's operations and simplifying its organizational structure, and none of these transactions have required stockholder approval.

Correspondingly, if the Company were to explore transactions "for which stockholder approval is required under applicable law or stock exchange listing standard," those transactions would not be the type described in the Proposal and Supporting Statement and would not address the goal expressed in the Supporting Statement that the Company divest some of its businesses or "shrink," "downsize" or "simplify the business" in some way.[8]

In short, contrary to the definition of "extraordinary transaction" *referenced* in the Proposal, the transactions *described* in the Proposal and the Supporting Statement are not transactions "for which stockholder approval is required under applicable law or stock exchange listing standard." Thus, the Proposal's specific reference to a "transaction resulting in the separation of one or more of [the Company's] businesses" (*i.e.*, a divestment or spin-off) and the transactions described in the Supporting Statement are inconsistent with the definition of an "extraordinary transaction" that is provided in the Proposal.

Given the internal inconsistencies in the use of the term "extraordinary transaction" in the Proposal, a stockholder voting on the Proposal would not be able to know with any reasonable certainty what type of transactions the Stockholder Value Committee would be required to explore, or whether stockholders subsequently would be required to vote to approve such transactions.[9] Stockholders would not know whether the Proposal is advocating the exploration of (1) mergers, dispositions of all or substantially all of the Company's assets, or the issuance of securities for which stockholder approval is required

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[8] Specifically, (1) a merger combining the Company with another company would have the opposite effect of downsizing or simplifying the Company's business; (2) selling all or substantially all of the Company's assets would be more extreme than merely shrinking or downsizing of the Company as the Supporting Statement advocates and would result in the liquidation of stockholders' investment in the Company; and (3) transactions involving stock issuances that are identified in the NYSE rule either are unrelated to the concerns in the Supporting Statement or, in the case of the issuance of stock issued in an acquisition would have the opposite effect from what is described in the Supporting Statement.

[9] It could be material to a stockholder being asked to vote to authorize exploration of strategic transactions whether any such transaction would be required to be submitted to stockholders for ultimate approval. The Proposal's ambiguity as to this issue contributes to its inherently misleading nature.

under NYSE Listed Company Manual Section 312.03, or (2) the spin-off, sale, or other disposition of one or more discrete businesses or assets to downsize, shrink or simplify the Company (for which no stockholder vote is required under Delaware law or the NYSE rules).

Just as stockholders would be confused as to the nature of the transactions intended to be included in the definition of "extraordinary transaction," the Company itself would face significant uncertainty in seeking to implement the Proposal if the Proposal were to be adopted. Should the Company adhere to the Proposal's stated definition of "extraordinary transactions," the proposed committee would have to explore options to enter into merger negotiations with another company, pursue a sale of all or substantially all of the Company's assets, or issue securities under Section 312.03 of the NYSE Listed Company Manual. Conversely, should the Company consider the example provided in paragraph 1 of the Proposal or the transactions discussed in the Supporting Statement, the committee would have to explore and report on the Company's options with respect to a "separation of one or more of [the Company's] businesses," a plan for "restructuring," ways to "shrink" or "downsize[ ]" the Company, and actions to reduce "organizational complexity" in order to "improve risk identification." Given the wide disparity between the transactions that would be encompassed by the definition referencing applicable Delaware law and NYSE rules versus the transactions described in the Proposal, the Company, the Board, and the requested Stockholder Value Committee would have to guess what types of transactions are to be subject to the Proposal. Thus, due to the internal inconsistencies in the Proposal and Supporting Statement, the Company cannot "determine with any reasonable certainty exactly what actions or measures the [P]roposal requires," *see* SLB 14B, and the Company's implementation of the Proposal "could be significantly different from the actions envisioned by [stockholders] voting on the [P]roposal," *see Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

The Staff consistently has concurred that proposals are excludable under Rule 14a-8(i)(3) when vague and inconsistent language in the proposal references alternative standards, such that neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal required. For example, in *Verizon Communications Inc.* (avail. Feb. 21, 2008), the Staff concurred with the exclusion of a proposal attempting to set formulas for short- and long-term incentive-based executive compensation where the company argued that because the methods of calculation were inconsistent with each other, it could not determine with any certainty how to implement the proposal. *See also Prudential Financial Inc.* (avail. Feb. 16, 2007) (concurring with the exclusion of a proposal requiring stockholder approval for certain senior management incentive compensation programs because the proposal contained key terms and phrases which were susceptible to differing interpretations); *Safescript Pharmacies, Inc.* (avail. Feb. 27, 2004) (concurring with the exclusion of a proposal that requested that all stock options granted by the company be expensed in accordance with Financial Accounting Standards

Board guidelines, where following such guidelines "expressly allows the [c]ompany to adopt either of two different methods of expensing stock-based compensation"); *Northrop Corp.* (avail. Mar. 2, 1990) (concurring with the exclusion of a proposal that requested the immediate appointment of a director but provided no guidance as to which particular appointment method would be required out of those that were legally permissible).

As with the precedent cited above, due to the Proposal's vague and inconsistent use of the term "extraordinary transaction," "neither the stockholders voting on the [P]roposal, nor the [C]ompany in implementing the [P]roposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the [P]roposal requires." SLB 14B. Accordingly, as a result of the vague and indefinite nature of the Proposal, and consistent with Staff precedent, the Proposal is impermissibly misleading and, therefore, excludable in its entirety under Rule 14a-8(i)(3).

B. The Proposal Is Excludable Because It Relies On An External Set Of Guidelines But Fails To Sufficiently Describe The Substantive Provisions Of The Guidelines.

The Proposal is excludable under Rule 14a-8(i)(3) because it defines "extraordinary transaction" by reference to an external standard and fails to describe sufficiently the substantive provisions of the external standard. As the Staff has found on numerous occasions, without a definition or description of an external standard in the proxy statement, the Company's stockholders cannot be expected to know what a defined term encompasses or to make an informed decision on the merits of the Proposal.

Here, the Proposal's reference to an "extraordinary transaction" as "a transaction for which stockholder approval is required under applicable law or stock exchange listing standard," is comparable to other proposals where the Staff has concurred that unexplained terms that rely on references to statutory provisions or stock exchange listing standards are impermissibly vague. For example, in *Cardinal Health, Inc.* (avail. July 6, 2012), the company argued that it could exclude as vague a proposal requesting that the chairman be a director who is "independent from the company, as defined in the New York Stock Exchange listing standards." The company noted that without an explanation of the New York Stock Exchange's listing standards in the proposal or the supporting statement, stockholders would not be able to determine the standard of independence that would be applied under the proposal that they were being asked to vote upon. The Staff concurred that the proposal could be excluded, noting that "neither [stockholders] nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See also WellPoint, Inc.* (avail. Feb. 24, 2012, *recon. denied* Mar. 27, 2012) (concurring with exclusion of a similar proposal).[10]

In *Dell Inc.* (avail. Mar. 30, 2012), the Staff concurred in the exclusion of a proposal that would allow stockholders who satisfy the "SEC Rule 14a-8(b) eligibility requirements" to include board nominations in the company's proxy, noting that the quoted language represented a central aspect of the proposal and that many stockholders "may not be familiar with the requirements and would not be able to determine the requirements based on the language of the proposal." In *AT&T Inc.* (avail. Feb. 16, 2010, *recon. denied* Mar. 2, 2010), the Staff concurred in the exclusion of a proposal that sought a report disclosing, among other items, "[p]ayments . . . used for grassroots lobbying communications as defined in 26 CFR § 56.4911-2." The Staff concurred with the company's argument that the term "grassroots lobbying communications" was a material element of the proposal and that the reference to the Code of Federal Regulations did not clarify its meaning. *See also Kohl's Corp.* (avail. Mar. 13, 2001) (concurring with the exclusion of a proposal requesting implementation of the "SA8000 Social Accountability Standards" from the Council of Economic Priorities).

As in the foregoing precedents, the Proposal defines a critical term by reference to an external standard and does not explain that standard. The Proposal states that an "extraordinary transaction" is "a transaction for which stockholder approval is required under applicable law or stock exchange listing standard." The overarching aim of the Proposal is to

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10 We recognize that, in some instances, the Staff has not concurred that a proposal referencing an external standard was vague and indefinite. However, we believe that in those cases the reference to the external standard either was not a prominent feature of the proposal or was accompanied by other language that, in the context of the specific proposals, resulted in the term being adequately explained. For example, in *Allegheny Energy, Inc.* (avail. Feb. 12, 2010), the Staff did not concur with the exclusion of a proposal under Rule 14a-8(i)(3) where the proposal requested that the chairman be an independent director (by the standard of the New York Stock Exchange) who had not previously served as an executive officer of the company. Although the proposal referenced the director independence standard of the New York Stock Exchange, the supporting statement in the *Allegheny Energy* proposal focused extensively on the chairman being an individual who was not concurrently serving, and had not previously served, as the chief executive officer. In the case of the Proposal, however, the term "extraordinary transaction" is a central feature of the Proposal, and the Proposal's description of specific transactions and Supporting Statement's references to various actions do not clarify the term, but instead lead to greater confusion and uncertainty because the external standards are inconsistent with types of transactions specifically discussed in the Proposal and Supporting Statement.

enhance stockholder value by establishing a committee "to explore extraordinary transactions." Thus, the provision defining "extraordinary transactions" is of material importance to the Proposal, as it governs the critical issue of what particular types of transactions would be explored under the Proposal. Notwithstanding the significance of the term "extraordinary transactions" under the Proposal, stockholders will not know from reading the Proposal and Supporting Statement what transactions are required to be approved by "applicable law or stock exchange listing standard," and in fact could be misled as to the meaning of that standard based on the type of transactions referred to in the Proposal and Supporting Statement.

As a result, as with the references to NYSE standards in *Cardinal Health* and *Wellpoint* and the even more specific references to specific legal standards in *Dell* and *AT&T*, without an understanding of which types of transactions would be explored under the Proposal's requested policy, stockholders would be unable to determine the effect of implementing the Proposal that they would be asked to vote upon. Consistent with the Staff's precedents cited above, the Proposal's failure to provide stockholders with the information necessary to understand the reference to "applicable law or stock exchange listing standard" results in the Proposal being vague and misleading, and thus excludable in its entirety under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Jennifer E. Bennett, the Company's Associate General Counsel and Assistant Corporate Secretary, at (980) 388-5022.

Sincerely,

Ronald O. Mueller

Enclosure

cc: Jennifer E. Bennett, Bank of America Corporation
Charles Jurgonis, AFSCME Employees Pension Plan

PRINT1.DOCX

GIBSON DUNN

EXHIBIT A

AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

OFFICE OF THE
NOV - 7 2012
CORPORATE SECRETARY

November 6, 2012

VIA OVERNIGHT MAIL and FAX (704) 386-6699
Bank of America Corporation
Hearst Tower
214 North Tryon Street, NC1-027-20-05
Charlotte, North Carolina 28255
Attention: Lauren A. Mogensen, Deputy General Counsel and Corporate Secretary

Dear Ms. Mogensen:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2012 proxy statement of Bank of America Corporation (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2013 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 198,303 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 429-1007.

Sincerely,

Charles Jurgonis
Plan Secretary

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

211-12

Resolved, that stockholders of Bank of America Corporation ("BAC") urge that:

1. The Board of Directors should promptly appoint a committee (the "Stockholder Value Committee") composed exclusively of independent directors to explore extraordinary transactions that could enhance stockholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more of BAC's businesses.

2. The Stockholder Value Committee should publicly report its findings to the stockholders no later than 120 days after the 2013 Annual Meeting of Stockholders.

3. In carrying out its evaluation, the Stockholder Value Committee should avail itself of such independent legal, investment banking and such other third party advisers as the Stockholder Value Committee determines is necessary or appropriate in its sole discretion.

An "extraordinary transaction" is a transaction for which stockholder approval is required under applicable law or stock exchange listing standard.

SUPPORTING STATEMENT

To reduce risk, simplify the business and maximize the value generated by the company's assets, we urge BAC's board to consider strategic alternatives that can be accomplished through one or more extraordinary transactions. In our view, BAC's size and disparate businesses are harmful, rather than beneficial, to stockholder value. Investors appear to agree: BAC's shares have traded below book value since late 2008. (See http://ycharts.com/companies/BAC/price_to_book_value)

Experts have called for fundamental restructuring of the largest banks, citing higher capital requirements, increased borrowing costs and new regulations on proprietary trading and derivatives as dampers on profitability. Investor Michael Price has criticized the business model of large financial firms, arguing that "wonderful assets" are languishing inside firms whose parts are worth more than their whole. (http://www.bloomberg.com/news/2012-06-27/breaking-up-big-banks-hard-to-do-as-market-forces-fail.html) Former financial firm CEOs Philip Purcell and John Reed concur, as does former Citigroup CEO Sandy Weill. Former FDIC head Sheila Bair has urged that the biggest banks, including BAC, be downsized. (http://finance.fortune.cnn.com/2012/01/18/big-banks-break-up-bair/?nl=business&eme=dlbka35) Bank analyst Michael Mayo has stated that BAC "need[s] to shrink." (http://finance.fortune.cnn.com/2012/05/09/bank-of-america-moynihan-worst-ceo/)

We also worry that BAC's size and complexity pose substantial challenges for its ability to manage risk effectively. Any benefits of increased size and diversification must be weighed against the costs, including those generated by complexity. A 2010 staff report by the Federal Reserve Bank of New York argued that reducing financial firm organizational complexity would improve risk identification and management, among other benefits. (Cumming and Eisenbeis, "Resolving Troubled Systemically Important Cross-Border Financial Institutions: Is a New Corporate Organizational Form Required?", Staff Report No. 457 (July 2010) (available at http://www.newyorkfed.org/research/staff_reports/sr457.pdf)) That BAC has grown in large part through acquisitions—including the disastrous acquisitions of Merrill Lynch and Countrywide—reinforces our concerns about risk oversight.

This proposal would not dictate that BAC engage in any particular kind of extraordinary transaction, just that the Stockholder Value Committee should evaluate the possibilities and report to stockholders on the results of its analysis. We urge stockholders to vote for this proposal.

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1625 L STREET
WASHINGTON DC 20036-5687

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SHIP TO:
LAUREN A.MOGENSEN,DEPUTY COU. AND
BANK OF AMERICA CORPORATION
CORPORATE SECRETARY
HEARST TOWER
214 N. TYRON STREET,NC1-027-20-05
CHARLOTTE NC 28255

NC 282 9-01

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MOGENSON, LAUREN

AFSCME — We Make America Happen
American Federation of State, County and Municipal Employees, AFL-CIO
1625 L Street, NW • Washington, DC 20036-5687

Bank of America Corporation, Hearst Tower
Attn: Lauren A. Mogensen, Deputy General Counsel
and Corporate Secretary
214 North Tryon Street, NC1-027-20-05
Charlotte, NC 28255

AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

OFFICE OF THE
NOV - 7 2012
CORPORATE SECRETARY

November 6, 2012

VIA OVERNIGHT MAIL and FAX (704) 386-6699
Bank of America Corporation
Hearst Tower
214 North Tryon Street, NC1-027-20-05
Charlotte, North Carolina 28255
Attention: Lauren A. Mogensen, Deputy General Counsel and Corporate Secretary

Dear Ms. Mogensen:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to provide you with verified proof of ownership from the Plan's custodian. If you require any additional information, please do not hesitate to contact me at the address below.

Sincerely,

Charles Jurgonis
Plan Secretary

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

STATE STREET.

Kevin Yakimowsky
Assistant Vice President
Specialized Trust Services
STATE STREET BANK
1200 Crown Colony Drive CC17
Quincy, Massachusetts 02169
kyakimowsky@statestreet.com

telephone +1 617 985 7712
facsimile +1 617 769 6695

www.statestreet.com

November 6, 2012

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street N.W.
Washington, D.C. 20036

Re: Shareholder Proposal Record Letter for Bank of America (cusip 060505104)

Dear Ms Waybright:

State Street Bank and Trust Company is Trustee for **198,303 shares of Bank of America** common stock held for the benefit of the American Federation of State, County and Municiple Employees Pension Plan ("Plan"). The Plan has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of this letter. The Plan continues to hold the shares of **Bank of America** stock.

As Trustee for the Plan, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Kevin Yakimowsky

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CARL ISLER
(202) 429-1076
AFSCME
1625 L STREET
WASHINGTON DC 20036-5687

0.2 LBS LTR 1 OF 1

SHIP TO:
LAUREN A.MOGENSEN,DEPUTY COU. AND
BANK OF AMERICA CORPORATION
CORPORATE SECRETARY
HEARST TOWER
214 N. TYRON STREET,NC1-027-20-05
CHARLOTTE NC 28255

NC 282 9-01

UPS NEXT DAY AIR 1
TRACKING #: 1Z 525 888 01 4163 0720

BILLING: P/P

Trx Ref No.: 9260001403-22185-LJM

WS 16.0.16 Zebra ZP 450 33.0A 10/2012

CARR: UPS
TRK#: 1Z5258880141630720
RCVD: 11/07/2012
TO: MOGENSON, LAUREN
PH:
BDG: FLR:

RTE: 13
MSC: NC1-027-2005
MOGENSON, LAUREN

American Federation of State, County and Municipal Employees, AFL-CIO
AFSCME We Make America Happen
1625 L Street, NW • Washington, DC 20036-5687

Bank of America Corporation, Hearst Tower
Attn: Lauren A. Mogensen, Deputy General Counsel
and Corporate Secretary
214 North Tryon Street, NC1-027-20-05
Charlotte, NC 28255